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Ohio National Financial Services

One Financial Way

Cincinnati, Ohio 45242

VIA EDGAR CORRESPONDENCE

November 26, 2013

Ms. Michelle Roberts

Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:	Ohio National Fund, Inc.

Form N-14

File Nos. 2-67464 & 333-191997

Dear Ms. Roberts:

This letter responds to comments of the staff of the Securities and Exchange Commission (“Commission”) on the above-referenced Form N-14 (the “N-14”) relating to the reorganizations of the Target Equity/Income Portfolio, Millennium Portfolio, Income Opportunity Portfolio and U.S. Equity Portfolio, which you communicated to me by telephone on November 22, 2013. Registrant filed the N-14 with the Commission on October 30, 2013.

For convenience, each of Registrant’s responses below is preceded by the applicable Staff comment. Capitalized terms used herein have the meanings given to them in the N-14. Registrant will give effect to disclosure changes made in response to Staff comments by means of an amendment to the N-14. To the extent any comments apply to the prospectus or statement of additional information for each of the portfolios, our responses are applicable to each.

General Comments

1. Incorporation by Reference – When incorporating items by reference, please provide the file number, the filing date and the post-effective amendment number of the referenced filing.

Response: The requested changes will be made.

Ms. Roberts

November 26, 2013

2. Capitalization Tables – If no adjustments are reflected in the capitalization tables, please delete the adjusted net assets and adjusted NAV per share columns.

Response: The adjusted net assets and adjusted NAV per share columns will be deleted for the Target Equity/Income Portfolio, Income Opportunity Portfolio and U.S. Equity Portfolio as there are no adjustments reflected in the capitalization tables. The capitalization table for the Millennium Portfolio will be revised as follows:

Fund	Total Net Assets	Adjusted Net Assets		Shares Outstanding	Net Asset Value Per Share	Adjusted Net Asset Value Per Share
Target Fund	$37,180,900	$37,180,900		1,343,749	$27.67	$27.67
Survivor Fund	$45,524,051	$45,524,051		2,481,880	$18.34	$18.34
Pro Forma - Combined Fund	$82,704,951	$82,633,951	*	4,509,539	$18.34	$18.32	*

*	Adjusted for $71,000 in estimated repositioning costs resulting from the Reorganization.

3. Repositioning Costs – If any portfolio is expected to incur brokerage or other transaction costs to reposition its holdings in connection with the reorganization, provide an estimate of such costs. The amount of the cost should be shown as an adjustment in the capitalization table reducing the net assets of the combined portfolio, and the pro forma financial information in the statement of additional information should describe the extent to which holdings will be repositioned and include an estimate of associated transaction costs.

Response: The Registrant does not expect the repositioning costs for each of the Target Equity/Income Portfolio, Income Opportunity Portfolio or U.S. Equity Portfolio to have a material impact on either the net assets or net asset value per share. For each of those portfolios, the disclosure in the prospectus under “Expenses of the Reorganization” will be revised to the following:

The costs of the Reorganization will be borne by Ohio National. The costs of the Reorganization include legal counsel fees, independent accountant fees and expenses relating to the printing and mailing of this Information Statement/Prospectus but do not include any portfolio transaction costs, such as brokerage fees arising from the Reorganization. As a result of the Reorganization, certain portfolio securities will be purchased and sold to reposition the Combined Fund’s investment holdings. The repositioning is intended to provide for optimal performance and conformity to the Combined Fund’s investment strategy and the stock selection criteria of the sub-adviser. We do not expect the costs associated with the repositioning to have a material impact on the Combined Fund’s net assets or net asset value per share.

Additionally, for each of the Target Equity/Income Portfolio, Income Opportunity Portfolio and U.S. Equity Portfolio, the following disclosure will be added in the statement of additional information under “Note 3 – Pro Forma Expense Adjustments” following the footnotes to the table:

As a result of the Reorganization, certain portfolio securities will be purchased and sold to reposition the Combined Fund’s investment holdings. The repositioning is intended to provide for optimal performance and conformity to the Combined Fund’s investment strategy and the stock selection criteria of the sub-adviser. We do not expect the costs associated with the repositioning to have a material impact on the Combined Fund’s net assets or net asset value per share.

Ms. Roberts

November 26, 2013

The Registrant expects the repositioning costs for the Millennium Portfolio to be approximately $71,000. In addition to reflecting an adjustment in the capitalization table, as described above, the disclosure in the prospectus for the Millennium Portfolio under “Expenses of the Reorganization” will be revised to the following:

The costs of the Reorganization will be borne by Ohio National. The costs of the Reorganization include legal counsel fees, independent accountant fees and expenses relating to the printing and mailing of this Information Statement/Prospectus but do not include any portfolio transaction costs, such as brokerage fees arising from the Reorganization. As a result of the Reorganization, certain portfolio securities will be purchased and sold to reposition the Combined Fund’s investment holdings. The repositioning is intended to provide for optimal performance and conformity to the Combined Fund’s investment strategy and the stock selection criteria of the sub-adviser. We estimate the brokerage commissions associated with these security transactions to be $71,000, which will be borne by the Combined Fund. As shown below, the repositioning costs are expected to have a net asset value impact of $0.02 per share on the pro forma shares of the Combined Fund outstanding as of June 30, 2013.

Additionally, for the Millennium Portfolio, the following disclosure will be added in the statement of additional information under “Note 3 – Pro Forma Expense Adjustments” following the footnotes to the table:

As a result of the Reorganization, certain portfolio securities will be purchased and sold to reposition the Combined Fund’s investment holdings. The repositioning is intended to provide for optimal performance and conformity to the Combined Fund’s investment strategy and the stock selection criteria of the sub-adviser. We estimate the brokerage commissions associated with these security transactions to be $71,000, which will be borne by the Combined Fund. The repositioning costs are expected to have a net asset value impact of $0.02 per share on the pro forma shares of the Combined Fund outstanding as of June 30, 2013.

4. Exhibits and blank information – Please confirm in correspondence that all blank information and required exhibits will be included in the definitive filing.

Response: The Registrant confirms that the definitive filing will include the information left blank in the N-14 and will include all required exhibits.

Prospectus Comments

1. Questions and Answers (p. i) – In the second question, please insert “interests” in the first sentence after “Neither Fund’s existing shareholders.”

Response: The requested change will be made.

2. The Reorganization (p. 5) – References to “basis points” are technical. Please revise the disclosure to use plain English, i.e. percentages.

Response: The requested change will be made.

3. Performance – Target VIP Portfolio (p. 15) – Please confirm the 5 year average annual total return for the Target VIP Portfolio.

Response: A typographical error resulted in a negative sign being dropped from the 5 year return in the N-14. The 5 year average annual total return for the Target VIP Portfolio is –2.46% and will be corrected.

4. Management of the Funds (p. 16) – In the paragraph preceding the Advisory Fee Schedule, please replace “2011” with “2012.” Please revise the last sentence to include “which is currently the same as the Target Fund” after “Survivor Fund.”

Response: The requested changes will be made.

Ms. Roberts

November 26, 2013

5. Purchase and Redemption of Fund Shares (p. 17) – Please revisit the first sentence of the third paragraph to determine if any words have been dropped.

Response: The Registrant believes the disclosure is complete as is.

6. Reasons for the Reorganization (p. 22) – References to “basis points” are technical. Please revise the disclosure to use plain English, i.e. percentages. Please consider presenting the actual performance achieved, particularly the 3 year average annual total return as that is not included in the performance table earlier in the document.

Response: The requested changes will be made. Average annual total returns, including the 3 year returns, will be included.

7. Performance History - Millennium Portfolio (p. 13) – In the paragraph preceding the total return chart, please change “since inception” to “ten years.”

Response: The requested change will be made.

8. Performance History – Millennium Portfolio (p. 14) – In the average annual total return table for the Small Cap Growth Portfolio, please change “since 11/2/05” to “ten years.”

Response: The requested change will be made.

9. The Reorganization – Income Opportunity Portfolio (p. 6) – In the second bullet, please consider whether to include the last clause of the last sentence.

Response: The Registrant feels the disclosure is appropriate, but will revise the last sentence to read:

This allocation historically has provided less overall volatility, and we expect it to do so in the future.

Registrant acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective or permit it to go effective on its own, the Commission is not foreclosed from taking any action with respect to the filing. Registrant also acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective or allowing it to go effective on its own, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing and that the registrant may not assert such action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (513) 794-6278 should you have any questions.

Sincerely,
/s/ Kimberly A. Plante
Kimberly A. Plante
Senior Associate Counsel